Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 1 to Registration Statement (Form S-3) and related Prospectus of Infinity Property and Casualty Corporation for the registration of common stock, preferred stock, debt securities, depository shares, warrants, preferred securities, guarantee of preferred securities or units of these registered securities and to the incorporation by reference therein of our reports dated February 26, 2010, with respect to the consolidated financial statements and schedules of Infinity Property and Casualty Corporation, and the effectiveness of internal control over financial reporting of Infinity Property and Casualty Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Birmingham, Alabama

September 1, 2010